5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of registrant's name into English)

**Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

MASISA[MR]

NEWS RELEASE

For Further Information:

Juan Diuana
Investor Relations
Masisa S.A.
(56 2) 707-8710
Email: jdiuana@masisa.cl
Internet: www.masisa.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
Email: patrick.kilhaney@citigatedr-ny.com

MASISA S.A. ANNOUNCES THE RESULTS OF ITS ANNUAL ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 30, 2002

(Santiago, Chile, May 2, 2002) - Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, announced today the results of its annual shareholders' meeting held in Valdivia, Chile on April 30, 2002.

The shareholders approved the following items:

1. A dividend of Ch$6.636795384 per common share, representing approximately US$0.3080 per ADS (translated to U.S. dollars only for illustrative purposes at the observed exchange rate of May 2, 2002, which is US$1 = Ch$ 646.44), payable on May 15, 2002 to MASISA's shareholders, as of record date May 9, 2002.

2. A dividend policy for future fiscal years to distribute a dividend of not less than 30% and not more than 50% of the net profits corresponding to the respective fiscal year.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

FREE TRANSLATION

MASISA S.A.
Listed Company
Securities Registry Inscription No. 0132

Santiago, May 2, 2002

Messrs.
Superintendency of
Securities and Insurance
PRESENT

ESSENTIAL INFORMATION

Dear Sirs,

By means of this letter, and pursuant to articles 9 and 10, second paragraph, of Law No. 18,045, we hereby inform you as Essential Information that during the Company's Annual General Meeting held on April 30, 2002, the following resolutions, among others, were adopted:

1. To distribute a definitive dividend of Ch$ 6.636795384 per share, payable as of May 15, 2002, to the shareholders registered in the Company's Shareholders Registry as of May 9, 2002.

2. In connection with the dividend policy for future fiscal years, it was agreed to distribute as a dividend not less than 30%, and not more than 50%, of the net profits of the corresponding fiscal year.

Without further matters, sincerely,

MASISA S.A.

/S/ GONZALO ZEGERS RUIZ-TAGLE
Gonzalo Zegers Ruiz-Tagle
Chief Executive Officer

Cc. Santiago Stock Exchange
Chilean Electronic Stock Exchange
Brokers Exchange – Securities Exchange

FORM NO. 1
DIVIDEND DISTRIBUTION

0.01 Original Information: Yes

0.02 Delivery date: 5/2/02

1. Company and Transaction Identification

1.01 R.U.T.:92.257.000-0

1.02 Delivery date of original form: 5/2/02

1.03 Name of the Company: MASISA S.A.

1.04 Securities Registration No.: 132

1.05 Series Involved: one

1.06 Exchange code: - -

1.06 Tansaction Reference: 31

2. Dividend resolution and amount

2.01 Date of resolution: 4/30/02

2.02 Resolution: 1

2.03 Dividend amount: 6,162,362,360

2.04 Currency: $

3. Shares and Shareholders with rights

3.01 Number of shares: 928,514,743

3.02 Record date: 5/9/02

4. Type of dividend

4.01 Type of dividend: 2

4.02 Close of fiscal year: 12/31/01

4.03 Form of payment: 1

5. Payment of dividend in cash (whether in cash or in shares)

5.01 Payment in cash: 6.636795384

5.02 Currency: $

5.03 Payment date: 5/1502

6. **Distribution of optional dividend in shares:**

6.01 Option beginning date:

6.02 Option termination date:

6.03 Stock certificate delivery date:

6.04 Series subject to option:

6.05 Shares after transaction:

6.06 Issuing Company R.U.T.

6.07 Exchange code:

6.08 Share factor:

6.09 Price per share:

6.10 Currency:

7. **Comments**

Statement: "The information contained herein is accurate and truthful, for which I assume the corresponding legal responsibility."

/s/ GONZALO ZEGERS RUIZ-TAGLE
Gonzalo Zegers Ruiz-Tagle

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: May 6, 2002

By: ______________________

Carlos Marin
Chief Financial Officer